Exhibit 10.1

March 31, 2021

PERSONAL AND CONFIDENTIAL

Edward Wholihan

Re:	Transition Agreement

Dear Ed:

This letter confirms your separation from full time employment and continuation as a part-time consultant with Allena Pharmaceuticals, Inc. (the “Company”). We appreciate your contributions and would like to make this transition as smooth as possible for you. With that in mind, the Company is offering you a transition and separation package as set forth in this transition agreement (the “Agreement”).

1.	Transition Period

Provided you enter into and comply with this Agreement, the Company will (i) continue to employ you as a full-time employee until March 31, 2021 and (ii) engage you as a part-time, 1099 advisory consultant for the period of April 1, 2021 to December 31, 2021. You and the Company acknowledge and agree that the termination of your full-time employment is entirely voluntary and without Good Reason (as defined in your Employment Agreement) and therefore you are not and will not be entitled to or eligible for any severance benefits under your Employment Agreement.

The “Separation Date” shall be December 31, 2021 or any earlier date, if (in the case of such earlier date) your employment or service relationship terminates due to you : (a) materially violating this Agreement; (b) resigning from the Company; or (c) engaging in behavior that justifies a termination for “Cause.” For purposes of this Agreement, Cause is defined as any (i) felony, (ii)fraud, (iii) willful misconduct by you (iv) your refusal or failure to perform services for the Company under this Agreement after (in the case of (iv) only) written notice from the Company and 30 days to cure such refusal or failure. The time period between April 1, 2021 and the Separation Date shall be referred to herein as the “Transition Period.” The Company and you may mutually agree to extend the consulting portion of the Transition Period, and thus the Separation Date. During the Transition Period, the Company will continue to indemnify you and defend you under its Director and Officers Insurance policy (the “D & O Policy”) to the fullest extent permitted by and provided in such Policy. For clarification purposes, while you are employed by the Company as a full-time employee (i.e. until March 31, 2021), you will continue to receive your current base salary and you will be eligible for regular employee benefits, subject to the terms of the Company’s benefit plans, except you will not be eligible for any bonus or incentive compensation. After the last day of your employment with the Company, the Company will pay you for any accrued but unused vacation (subject to the Company’s vacation policy) and base salary through March 31, 2021 and you will be eligible to continue your group health benefits, subject to your eligibility under, and the terms of, the COBRA law.

During the Transition Period , you will be available to the Company on a reasonable and mutually agreed on (such agreement not to be unreasonably withheld by either you or the Company) basis to provide the Company with several areas of institutional knowledge and ongoing support. Specifically, you will provide institutional knowledge and support to the Finance team regarding the Audit Committee, the Company’s budget, and previous investor discussions; and to the CMC team on vendor contracting. Additionally, you will participate in facilities planning and lease negotiations. However, as a Consultant you will not make any decisions to bind the Company as your role is as an advisor only. The Company shall pay you $10,000 per month for nine (9) months for your consulting services, to be paid monthly in arrears. While you are employed as a part-time consultant, you will not be eligible for any employee benefits, although you will be eligible for certain equity vesting and extended exercise periods as described in Section 2.

You acknowledge and agree that (i) your obligations under the Restrictive Covenant Agreements, including with respect to nonsolicitation, noncompetition, confidentiality and invention assignment, extend throughout the Transition Period; (ii) all references to “employment” in the Restrictive Covenant Agreements also include your service as a consultant under the Transition Period; and (iii) the post-employment portions of your nonsolicitation and noncompetition period under the Restrictive Covenant Agreements do not begin to run until the Separation Date.

For purposes of clarity, you may also work for another company during your Transition Period as long as you comply with all of your obligations to the Company, including without limitation the Restrictive Covenant Obligations.

2.	Additional Consideration

In exchange for your promises herein, during the Transition Period through the Separation Date, you will continue to vest your Unvested Options with the Company in accordance with the applicable stock option agreements and the Company’s equity plan (the “Equity Documents”).

To make sure you and the Company have the same understanding, all of your Company stock options granted on September 15, 2016 and having a $1.59 strike price (167,031 options) are fully vested. 47,812 of your Company stock options granted on December 2, 2019 and having a $2.42 strike price are fully vested (along with the vested options described in the prior sentence, the “Vested Options”), and the remainder of such stock options granted on December 2, 2019 and having a $2.42 strike price are unvested (the “Unvested Options”). Subject to your compliance with this Agreement, the exercise period for the Vested Options (including any options that vest during the Transition Period) shall be extended until 90 days following the Separation Date (i.e. March 31, 2022, if the Separation Date occurs on December 31, 2021). You acknowledge that as a result of this extension of the exercise period, to the extent your Vested Options (including any options that vest during the Transition Period) were incentive stock options, your Vested Options will convert from incentive stock options to nonqualified stock options, consistent with the Equity Documents and applicable law. You are advised to seek tax guidance from your personal tax advisors with regard to the potential change in tax treatment of the Vested Options if you agree to the extension of the exercise period. Such stock options shall otherwise be subject to the Equity Documents.

Also, to be clear, while you have received other stock options granted on February 9, 2018 and March 4, 2019 (having a strike price of $6.91 and $6.70, respectively), those stock options shall lapse and be forfeited effective on the Effective Date (as defined below) and all underlying shares will be returned to the Company’s option pool for future grants. Finally, you own 25,000 shares of common stock obtained on May 17, 2018 through the exercise of vested stock options. You also own 96,272 shares of common stock received on December 21, 2020 through the vesting and release of RSUs granted by the Company. Except as described in this Section 2, you have no equity, RSU or other interest in the Company or any Company affiliate.

3.	Release of Claims

In consideration for, among other terms, the opportunity to continue your employment during the Transition Period and the Additional Consideration described in Sections 1 and 2, to each of which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees, unless excluded below. This release includes, without limitation, all Claims:

•	relating to your employment by and termination of employment with the Company;

•	of wrongful discharge or violation of public policy;

•	of breach of contract;

•	of defamation or other torts;

•

of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of discrimination, retaliation or otherwise under the Americans with Disabilities Act, Age Discrimination in Employment Act, and Title VII of the Civil Rights Act of 1964);

•	under any other federal or state statute;

•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits, including without limitation, pursuant to the Massachusetts Wage Act; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect your rights under this Agreement. Further, you are not releasing your rights or claims to: indemnification and defense for your former role as Chief Financial Officer of the Company or your role as an advisory consultant during the Transition Period, in each case to the extent provided in the D & O Policy; and/or your vested equity.

You agree not to accept damages of any nature, other equitable or legal remedies for your own benefit or attorney’s fees or costs from any of the Releasees with respect to any Claim released by this Agreement. As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned any Claim to any third party.

You acknowledge and represent that, except as expressly provided in this Agreement, the Company has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to you.

4.	Confidential Information

You understand and agree that you have been employed in a position of confidence and trust and have had access to information concerning the Company that the Company treats as confidential and the disclosure of which could negatively affect the Company’s interests (“Confidential Information”). Confidential Information includes, without limitation, confidential financial information; business forecasts; inventions; improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; confidential software; marketing or sales information or plans; customer lists; and business plans, prospects and opportunities. You agree that you shall not use or disclose any Confidential Information at any time without the written consent of the Company.

5.	Continuing Obligations

You are subject to continuing obligations under your Invention and Nondisclosure Agreement, dated June 9, 2016, and your Non-Competition and Non-Solicitation Agreement, dated June 9, 2016 and amended on October 17, 2017 (the “Noncompete Agreement,” and together, the “Restrictive Covenant Agreements”). Section 1(a) of the Noncompete Agreement is hereby amended by replacing “the development and commercialization of therapeutics to treat rare and severe metabolic and kidney disorders” with “the development and commercialization of therapeutics for the treatment of hyperoxaluria or hyperuricemia.” The Noncompete Agreement, as amended herein, remains in full effect, and you agree that you are not eligible for or entitled to any garden leave pay or additional consideration in connection with the Noncompete Agreement. The Restrictive Covenant Agreements are referred to as the “Continuing Obligations,” remain in full effect and are incorporated by reference herein.

6.	Confidentiality of Agreement-Related Information

You agree, to the fullest extent permitted by law, to keep all Agreement-Related Information completely confidential. “Agreement-Related Information” means the negotiations leading to this Agreement and the existence and terms of this Agreement. Notwithstanding the foregoing, you may disclose Agreement-Related Information to your spouse, your attorney and your financial advisors, and to them only provided that they first agree for the benefit of the Company to keep Agreement-Related Information confidential. You represent that during the period since the date of this letter, you have not made any disclosures that would have been contrary to the foregoing obligation if it had then been in effect. Nothing in this section shall be construed to prevent you from disclosing Agreement-Related Information to the extent required by a lawfully issued subpoena or duly issued court order; provided that you provide the Company with advance written notice and a reasonable opportunity to contest such subpoena or court order.

7.	Non-Disparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates, products, services or current or former officers, directors, shareholders, employees or agents. You represent that during the period since the date of this letter, you have not made any such disparaging statements.

8.	Return of Property

You confirm that, to the best of your knowledge, you will return to the Company by the Separation Date all Company property, including, without limitation, computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company, its business or its business relationships. You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Separation Date. In the event that you discover that you continue to retain any such property, you shall return it to the Company immediately.

9.	Protected Disclosures and Other Protected Actions

Nothing contained in this Agreement limits your ability to file a charge or complaint with any federal, state or local governmental agency or commission (a “Government Agency”). In addition, nothing contained in this Agreement limits your ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including your ability to provide documents or other information, without notice to the Company, nor does anything contained in this Agreement apply to truthful testimony in litigation. If you file any charge or complaint with any Government Agency and if the Government Agency pursues any claim on your behalf, or if any other third party pursues any claim on your behalf, you waive any right to monetary or other individualized relief (either individually or as part of any collective or class action).

In addition, for the avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, you shall not be held criminally or civilly liable under any federal or state trade secret law or under this Agreement for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

10.	Other Provisions

(a) Termination and Return of Payments; Certain Remedies. If a court of competent jurisdiction determines that you have materially breached any of your obligations under this Agreement, including without limitation any of your material obligations in your Restrictive Covenant Agreements, in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate and/or enforce the return of its non-wage payments to you or for your benefit under this Agreement. The termination and/or return of such payments in the event of your material breach will not affect your continuing obligations under this Agreement. Without limiting the Company’s remedies hereunder, if the Company prevails in any action to enforce this Agreement, then you shall be liable to the Company for reasonable attorneys’ fees and costs incurred by the Company in connection with such action.

(b) Absence of Reliance. In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company.

(c) Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(d) Waiver. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party. The failure of a party to require the performance of any term or obligation of this Agreement, or the waiver by a party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

(e) Jurisdiction. You and the Company hereby agree that the state and federal courts of Massachusetts shall have the exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim of a violation of this Agreement. With respect to any such court action, you submit to the jurisdiction of such courts and you acknowledge that venue in such courts is proper.

(f) Governing Law; Interpretation. This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement.

(g) Entire Agreement. This Agreement, the Continuing Obligations and the Equity Documents constitute the entire agreement between you and the Company and supersede any previous agreements or understandings between you and the Company, including without limitation the Employment Agreement. This Agreement is binding on the Company’s successors and assigns. You may not assign this Agreement.

(h) Time for Consideration; Effective Date.

The Company previously proposed an agreement to you in an Agreement provided to you on March 24, 2021 (the “Initial Proposal”). You were given the opportunity to consider the Initial Proposal for twenty-one (21) days from the date of the Initial Proposal (the “Consideration Period”). The Company proposed this Agreement in place of the Initial Proposal following discussions between the parties. The last day of the Consideration Period remains unchanged by the offer of this Agreement in place of the Initial Proposal.. You acknowledge that the above release of claims expressly includes without limitation claims under the Age Discrimination in Employment Act. You are advised to consult with an attorney before signing this Agreement. To accept this Agreement, you must return a signed original or a signed PDF copy of this Agreement so that it is received by the undersigned at or before the expiration of the Consideration Period. If you sign this Agreement before the end of the Consideration Period, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire Consideration Period. For the period of seven (7) business days from the date when you sign this Agreement, you have the right to revoke this Agreement by written notice to the undersigned. For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven (7) business day revocation period (the “Revocation Period”). This Agreement shall not become effective or enforceable during the Revocation Period. It will become effective on the day after the Revocation Period ends (the “Effective Date.”)

(i) Counterparts. This Agreement may be executed in separate counterparts. When both counterparts are signed, they shall be treated together as one and the same document.

Please indicate your agreement to the terms of this Agreement by signing and returning to the undersigned the original or a PDF copy of this letter within the time period set forth above.

Sincerely,

ALLENA PHARMACEUTICALS, INC.

By:	/s/ Louis Brenner	March 31, 2021
	Louis Brenner President and Chief Executive Officer	Date

This is a legal document. Your signature will commit you to its terms. By signing below, you acknowledge that you have carefully read and fully understand all of the provisions of this Agreement and that you are knowingly and voluntarily entering into this Agreement.

By:	/s/ Edward Wholihan	March 31, 2021
	Edward Wholihan	Date